UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 4)*


          Controladora Comercial Mexicana, S.A. de C.V. BC UNIT
                             (Name of Issuer)

  Units, each representing three Series B Shares and one Series C Share
                      (Title of Class of Securities)

                                 2222459
                              (CUSIP Number)

                            December 31, 2003
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















CUSIP: 2222459                                                  Page 1 of 9


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  38,592,870


             6   SHARED VOTING POWER
 NUMBER OF

   SHARES
                  NONE
BENEFICIALL

 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
                  39,251,970
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,251,970     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.6%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC







CUSIP: 2222459                                                  Page 2 of 9
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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International, Inc.
     95-4154361

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  13,692,470


             6   SHARED VOTING POWER
 NUMBER OF

   SHARES
                  NONE
BENEFICIALL

 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
                  38,575,970
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,575,970     Beneficial ownership disclaimed pursuant to Rule 13d-4

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.4%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA



CUSIP: 2222459                                                  Page 3 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Emerging Markets Growth Fund, Inc.
     95-4026510

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)

 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

             5   SOLE VOTING POWER

                  24,883,500


             6   SHARED VOTING POWER
 NUMBER OF

   SHARES
                  NONE
BENEFICIALL

 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH

 REPORTING
                  NONE
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,883,500

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.4%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IV







CUSIP: 2222459                                                  Page 4 of 9

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 4

Item 1(a)     Name of Issuer:
       Controladora Comercial Mexicana, S.A. de C.V. BC UNIT

Item 1(b)     Address of Issuer's Principal Executive Offices:
       Av. Revolucion N 780 Modulo 2
       Colonia San Juan, 03730 Mexico, D.F

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc., Capital International, Inc. and Emerging Markets Growth Fund, Inc.

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Units, each representing three Series B Shares and one Series C
       Share

Item 2(e)     CUSIP Number:
       2222459

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (d)     [X]     Investment company registered under section 8
            of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).
       (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 to 4

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

CUSIP: 2222459                                                  Page 5 of 9

       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 38,251,970 shares or 11.6% of the 336,062,000 shares of Units, each representing three Series B Shares and one Series C Share, believed to be outstanding.

       Capital International, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 38,575,970 shares or 11.4% of the 336,062,000 shares of Units, each representing three Series B Shares and one Series C Share, believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

       Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital International, Inc., is the beneficial owner of 24,883,500 shares or 7.4% of the 336,062,000 shares of
       Units, each representing three Series B Shares and one Series C Share, believed to be outstanding.

       Shares reported by Capital Group International Inc. include 16,900 Global Depositary Shares representing shares of the 676,000 shares of the Units, each representing three Series B Shares and one Series C Share.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital International Research and Management, Inc. dba
          Capital International, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.


CUSIP: 2222459                                                  Page 6 of 9

       2. Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

       3. Capital International, Inc. serves as investment adviser to Emerging Markets Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940.

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          February 10, 2004

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Chairman
                       Capital Group International, Inc.

        Date:          February 10, 2004

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Vice Chairman
                       Capital International, Inc.

        Date:          February 10, 2004

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Vice Chairman
                       Emerging Markets Growth Fund, Inc.


CUSIP: 2222459                                                  Page 7 of 9

        *By    /s/ Kenneth R. Gorvetzian
               Kenneth R. Gorvetzian
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.
















































CUSIP: 2222459                                                  Page 8 of 9

                               AGREEMENT

                            Los Angeles, CA
                           February 10, 2004

  Capital Group International, Inc. ("CGII"), Capital International, Inc. ("CII") and Emerging Markets Growth Fund, Inc. ("EMGF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Units, each representing three Series B Shares and one Series C Share issued by Controladora Comercial Mexicana, S.A. de C.V. BC UNIT.

  CGII, CII and EMGF state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGII, CII and EMGF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              *David I. Fisher
                                  David I. Fisher, Chairman
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL, INC.

                 BY:              *David I. Fisher
                                  David I. Fisher, Vice Chairman
                                   Capital International, Inc.


                 EMERGING MARKETS GROWTH FUND, INC.

                 BY:              *David I. Fisher
                                  David I. Fisher, Vice Chairman
                                   Emerging Markets Growth Fund,
                                   Inc.


*By  /s/ Kenneth R. Gorvetzian
     Kenneth R. Gorvetzian
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 30, 2003 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2003 with respect to Acclaim Entertainment Inc.






CUSIP: 2222459                                                  Page 9 of 9